July 27, 2007

Mail Stop 4561

Mr. Walt Tatum
Acting Chief Financial Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, NV 89704

Re: Rhino Outdoor International, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Form 10-QSB for the quarter ended March 31, 2007
        File No. 333-62690

Dear Mr. Tatum:

        We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Controls and Procedures, page 9

1. Pursuant to Item 307 of Regulation S-B, please revise to disclose the conclusions of your President and Chief Executive Officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

Goodwill, page F-8

2. Please advise us and revise your disclosure to clarify whether you test goodwill
    for impairment on an annual basis, or more frequently if events or changes in
    circumstances indicate that the asset might be impaired, rather than "periodically"
    as the disclosure suggests. Refer to paragraph 17 of SFAS 142. In addition,
    describe how the Company has assessed the impairment of its goodwill.

Note 6 – Capital Stock, page F-12

Preferred Stock, page F-12

3. Please advise us and revise to disclose the significant terms of the conversion
    features of your preferred stock and whether the units have any control rights or
    liquidation preferences. Refer to SFAS 129.

Note 15 – Acquisition and Proforma of Rhino Off Roads Industries, page F-16

4. Related to your June 2006 acquisition of one hundred percent of the issued and
    outstanding shares of Rhino Off Roads Industries, please tell us how you
    considered whether the transaction represented a reorganization of entities under
    common control. Refer to paragraph D11 of SFAS 141 and EITF 02-5. In your
    response, identify the controlling parties of each entity.

5. In accordance with paragraph 51(b) of SFAS 141, please advise us and revise to
    disclose the primary reasons for the acquisition, including a description of the
    factors that contributed to a purchase price that resulted in recognition of
    goodwill. In addition, considering that your focus is on developing Rhino Off
    Road and its product the "Rough Terrain Vehicle" (page 1), please tell us why no
    portion of the purchase price was allocated to core technology or in-process
    research and development.

6. We note that you filed the 2005 and interim 2006 financial statements of Rhino
    Off Roads Industries, Inc. Please tell us how you considered Item 310(c) of
    Regulation S-B in determining that this met the number of years of financial
    statements required for this significant business acquisition.

<u>Certification – Exhibit 31.1</u>

7. Please amend your Form 10-KSB to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-B. The certifications included in your Form 10-QSB for the quarter ended March 31, 2007 should be similarly revised. Please note that the certifications must be signed by the principal executive and financial officers or persons performing similar functions as of the date of the filing.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant